Exhibit (a) (14)
VIRGINIA:

                IN THE CIRCUIT COURT FOR THE CITY OF BUENA VISTA

ARVINMERITOR, INC.,                          )
                                             )
and                                          )  Chancery
                                             )  No. CH03000037-00
DELTA ACQUISITION CORP.,                     )
                                             )
      Complainants,                          )
                                             )
v.                                           )
                                             )
DANA CORPORATION, JOSEPH M.                  )
MAGLIOCHETTI, BENJAMIN F. BAILAR, A.         )
CHARLES BAILLIE, EDMUND M. CARPENTER,        )
ERIC CLARK, GLEN H. HINER, JAMES P. KELLY,   )
MARILYN R. MARKS, RICHARD B. PRIORY,         )
FERNANDO M. SENDEROS, CHERYL W. GRISE,       )
                                             )
      Defendants.                            )
                                             )

                                FIRST AMENDED AND

                         SUPPLEMENTAL BILL OF COMPLAINT

                      FOR INJUNCTIVE AND DECLARATORY RELIEF
                      -------------------------------------

     Complainants ArvinMeritor, Inc. ("ArvinMeritor") and Delta Acquisition Corp., by their counsel, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                             SUMMARY OF THIS ACTION

     1. On July 8, 2003, ArvinMeritor announced its tender offer (the "Tender Offer," or the "Offer") to acquire all of the outstanding common stock of Defendant Dana Corporation ("Dana," or the "Company") for $15 per share in cash, an aggregate price of approximately $2.2 billion for the common equity of the Company. The Tender Offer represents a 56 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading

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day before ArvinMeritor first submitted a written proposal for a business combination to Dana, and a 25 percent premium over the closing price of Dana's common stock on July 7, 2003, the last trading day before ArvinMeritor and Delta Acquisition Corp. commenced their Tender Offer.

     2. Previously, Defendant Joseph M. Magliochetti, Chairman of Dana's Board of Directors (the "Board") and the Company's Chief Executive Officer, President, and Chief Operating Officer - who, upon information and belief, has not attended a single annual meeting of Dana shareholders in his 15 years with the Company - had rejected ArvinMeritor's initial proposal for a business combination without consulting with the Board, any committees of the Board, any officers of the Company, or any legal advisors, public accountants, or other professionals or experts about the proposal.

     3. Thereafter, in an apparent rubber-stamping of Defendant Magliochetti's rejection of ArvinMeritor's proposal, Dana's Board also rejected the proposal out of hand, without ever discussing it with ArvinMeritor. In fact, the Board refused to meet with ArvinMeritor even once. Instead of protecting shareholder value, Dana's Board has embarked upon a campaign to ensure the continued control of Dana by its current top management and the Board, notwithstanding its fiduciary obligations to Dana's shareholders.

     4. Following the Board's rejection of ArvinMeritor's proposal and its repeated refusals even to talk with ArvinMeritor, the committee of independent directors (the "Independent Committee") that the Board created on July 18, 2003, apparently due to a conflict between management and the independent directors, also stonewalled ArvinMeritor. Indeed, in response to a letter dated July 28, 2003 from Larry D. Yost, ArvinMeritor's Chairman and Chief Executive Officer, seeking an opportunity to talk with the Independent Committee, the chairman

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of the Independent Committee sent Mr. Yost a letter stating that "[The
Independent Committee has] no desire to enter into discussions with you about an offer that we have already concluded is inadequate."

     5. The Independent Committee was not formed until a full 10 days after ArvinMeritor and Delta Acquisition Corp. commenced their Tender Offer, more than six weeks after ArvinMeritor first approached Dana, and more than five weeks after the full Board, including Defendant Magliochetti, rebuffed ArvinMeritor's proposal and refused to meet with ArvinMeritor even once to discuss its proposal. In addition, the Independent Committee was not created until a mere four days before Dana recommended that its shareholders reject the Tender Offer. In any event, the Independent Committee's refusal to talk with ArvinMeritor constitutes another breach of Defendants' fiduciary duties.

     6. On the same day it was formed, the Independent Committee retained Skadden, Arps, Slate, Meagher & Flom, LLP as special counsel to the Independent Committee. Under the circumstances presented here, in which nearly the entire Board - nine of its 11 members, and fully 10 of its 11 members if Defendant Senderos' potential conflict is not counted - already consists of disinterested directors, it is unusual for a board committee to incur the substantial additional expense of retaining separate counsel absent a significant conflict between certain members of the board and the company.

     7. Regardless of the Board's precise reason for forming the Independent Committee, the fact that it thought a separate committee was necessary - and that the Independent Committee then thought that retaining its own counsel was necessary - indicates that any process during the six weeks prior to July 18, 2003, when Defendant Magliochetti and the full Board

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were repeatedly rejecting ArvinMeritor's initial proposal and refusing to talk even once with ArvinMeritor, was entirely suspect and deficient.

     8. Significantly, upon information and belief, the formation of the Independent Committee did not cleanse its members - fully nine of the eleven directors on Dana's Board - of the taint from the conflict under which they had labored for the previous six weeks.

     9. Notwithstanding that it saw fit to retain separate legal counsel, upon information and belief, the Independent Committee has not hired its own financial advisor to assist it in considering ArvinMeritor and Delta Acquisition Corp.'s Offer. Instead, the Independent Committee has relied on the opinion of the very same investment bank that proposed to ArvinMeritor earlier this year a possible transaction for Dana shares at no more than $15 per share, the price that ArvinMeritor ultimately offered.

     10. The Board and the Independent Committee, on information and belief, also failed to obtain an opinion from Goldman, Sachs & Co. ("Goldman Sachs"), a third financial advisor retained in connection with ArvinMeritor and Delta Acquisition Corp.'s proposed acquisition (the "Proposed Acquisition") at significant expense to Dana's shareholders.

     11. During Dana's public earnings call on July 23, 2003, Defendant Magliochetti effectively admitted that there is no price at which Dana would even consider discussing a business combination with ArvinMeritor. In so doing, Defendant Magliochetti made clear that (i) Defendants wish to ensure that Dana will not be sold under any circumstances to ArvinMeritor; and that (ii) any steps on the part of Defendant Magliochetti, the Board, and the Independent Committee, ostensibly taken to uphold their fiduciary duties with respect to the Offer, were in fact nothing more than a pretext for rejecting the Offer.

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     12. ArvinMeritor seeks to acquire Dana through a transaction that is noncoercive, non-discriminatory and entirely fair to Dana's shareholders. This transaction will not pose a threat to the interests of Dana's shareholders.

     13. If the Tender Offer is successful, ArvinMeritor intends to complete the Proposed Acquisition of the entire equity interest of Dana by a merger of Delta Acquisition Corp. into Dana. By this Proposed Acquisition, ArvinMeritor envisions the creation of an industry leader with the strategic position, size, and scope of operations that will allow both companies to better serve their customers, employees, and ultimately, their shareholders. In the meantime, long before that point, the holders of Dana stock who tender their shares in response to the Tender Offer will receive $15 per share in cash, which represents a substantial premium over the price of Dana's stock prior to the commencement of ArvinMeritor and Delta Acquisition Corp.'s Tender Offer.

     14. Notwithstanding the fair and non-coercive nature of Complainants' Proposed Acquisition and the substantial benefits that it offers to Dana shareholders, on July 22, 2003, Dana submitted to the Securities and Exchange Commission ("SEC") certain regulatory filings which recommended that Dana shareholders reject ArvinMeritor and Delta Acquisition Corp.'s Offer.

     15. In sum, over the past two months, ArvinMeritor has faced:

          o a spontaneous, uninformed rejection of its initial proposal by Defendant Magliochetti, during the very same telephone conversation in which Mr. Yost first raised it;

          o an emphatic rejection out of hand by the Board, without ever having met with ArvinMeritor about its proposal;

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          o    an adamant refusal on the part of the Independent Committee -
               which was not even formed until Defendant Magliochetti and the full Board already had repeatedly rejected ArvinMeritor's proposal, which unreasonably relied on a financial consultant that proposed to ArvinMeritor earlier this year a possible transaction for Dana shares at no more than $15 per share, and which has failed to retain its own financial advisor or to obtain an opinion from Goldman Sachs - to talk even once with ArvinMeritor; and

          o Defendant Magliochetti's startling admission to the effect that Dana will not even talk with ArvinMeritor no matter what price ArvinMeritor and Delta Acquisition Corp. offer.

Defendants' refusal to negotiate or to talk even once with ArvinMeritor about the Offer constitutes an unreasonable response to the Proposed Acquisition, in violation of Defendants' fiduciary duties to the Company's shareholders. By this action, ArvinMeritor and Delta Acquisition Corp. seek to compel Defendants to fulfill their fiduciary duties to Dana's shareholders.

                             JURISDICTION AND VENUE

     16. This Court has jurisdiction over the Company because Dana is incorporated under the laws of the Commonwealth of Virginia, and over the individual Defendants because, among other reasons, they are directors of a Virginia corporation, and they are subject to jurisdiction under Virginia Code ss. 8.01-328.1. This action is not removable.

     17. Venue is proper in this Court under Virginia Code ss. 8.01-262(3) because Dana conducts business in Buena Vista, Virginia, at its branch (the "Branch") located at 3200 Green

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Forest Avenue. This Branch, a division of Dana, manufactures automotive and light truck axles. Upon information and belief, the Branch has approximately 300 employees.

                                   THE PARTIES

     18. Complainant ArvinMeritor is an Indiana corporation with its principal place of business at 2135 West Maple Road, Troy, Michigan, 48084-7186. ArvinMeritor is the beneficial holder of approximately 1,085,300 shares of Dana common stock. ArvinMeritor is a global supplier of integrated systems, modules, components, and applications serving various industries. ArvinMeritor also provides coil coating applications to the transportation, appliance, construction and furniture industries.

     19. Complainant Delta Acquisition Corp. was incorporated under the laws of the Commonwealth of Virginia for the purpose of engaging in a business combination with the Company. It is a wholly-owned subsidiary of ArvinMeritor. Delta Acquisition Corp. has not, and is not expected to, engage in any business other than in connection with its organization, the Tender Offer and the Proposed Acquisition. Its principal executive offices and telephone number are the same as those of ArvinMeritor.

     20. Defendant Dana is a corporation with its principal executive offices at 4500 Dorr Street, Toledo, Ohio, 43615. It was incorporated under the laws of the Commonwealth of Virginia. According to its most recent Form 10-K, Dana is a global supplier of modules, systems, and components serving various industries.

     21. As of April 25, 2003, Dana had approximately 148,620,000 shares of common stock outstanding. (Dana Corp., Form 10-Q (May 1, 2003)). According to its most recent Form 10-K, as of February 14, 2003, Dana had 37,400 shareholders of record. Upon information and belief, those shareholders are located in many, and perhaps all, states in this country as well as in

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a number of foreign countries. Dana stock trades on the New York Stock Exchange and the Pacific Exchange.

     22. In 2002, Dana had gross sales of $9.5 billion, and, through year-end 2002, more than 63,000 employees. (Dana Corp., Form 10-K (Feb. 25, 2003)). Upon information and belief, fewer than 500 of Dana's employees are located in Virginia, with approximately 300 located at the Branch.

     23. Dana maintains operations in 30 countries worldwide and has consolidated subsidiaries in 36 countries or territories and twelve states. (Dana Corp., Form 10-K (Feb. 25, 2003)). Upon information and belief, none of these consolidated subsidiaries is located in Virginia.

     24. Upon information and belief, Dana does not own any real property in Virginia.

     25. Defendant Joseph M. Magliochetti is Chairman of the Dana Board and the Company's Chief Executive Officer, President, and Chief Operating Officer. Defendant Magliochetti is the only member of Dana's management on the Board.

     26. Defendant Benjamin F. Bailar is a director of Dana and a member of the Independent Committee.

     27. Defendant A. Charles Baillie is a director of Dana and a member of the Independent Committee.

     28. Defendant Edmund M. Carpenter is a director of Dana and a member of the Independent Committee.

     29. Defendant Eric Clark is a director of Dana and a member of the Independent Committee.

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     30. Defendant Glen H. Hiner is a director of Dana and the chairman of the
Independent Committee.

     31. Defendant James P. Kelly is a director of Dana and a member of the Independent Committee.

     32. Defendant Marilyn R. Marks is a director of Dana and a member of the Independent Committee.

     33. Defendant Richard B. Priory is a director of Dana and a member of the Independent Committee.

     34. Defendant Fernando M. Senderos is a director of Dana.

     35. Defendant Cheryl W. Grise is a director of Dana and a member of the Independent Committee.

     36. Defendants named in paragraphs 25 through 35 above are sometimes collectively referred to herein as the "Individual Defendants."

                               FACTUAL BACKGROUND

Dana's Current Financial Condition
----------------------------------

     37. Dana has encountered significant financial difficulties over the past several years, as evidenced by a steady decline in its stock price. In June 1999, Dana's stock was trading at more than $54 per share. Over the next four years, Dana's stock lost substantial value, closing at $9.63 on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and at $12.02 on July 7, 2003.

     38. Upon information and belief, Dana sustained net losses of $182 million in 2002 and $298 million in 2001.

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     39. Upon information and belief, due to its substantial financial difficulties, Dana undertook a restructuring program nearly two years ago, in September 2001. However, this restructuring plan has led only to plant closings and to lost jobs for Dana employees, as Dana itself has acknowledged:

     Among the elements of the restructuring are a workforce reduction of more than 15 percent and the planned closure or consolidation of more than 30 facilities. Through June 30, [2002] Dana had reduced its permanent workforce by approximately 8 percent, closed 14 facilities, and announced plans to close 14 others.

(Dana Corp., Press Release (July 17, 2002)).

     Dana has reduced its permanent workforce by approximately 9 percent, closed 18 facilities, and announced plans to close 16 others from the inception of the restructuring plan announced one year ago through Sept. 30, 2002.

(Dana Corp., Press Release (Oct. 25, 2002)).

     40. Dana's performance has not improved since last year. In fact, as of February 12, 2003, Dana had been forced to close 28 of its facilities as part of its restructuring program. (Dana Corp., Press Release (Feb. 12, 2003)).

     41. The Proposed Acquisition would dramatically improve the situation for Dana's shareholders. In fact, ArvinMeritor's Tender Offer of $15 per share would provide Dana's shareholders with a 56 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and a 25 percent premium over the closing price of Dana's common stock on July 7, 2003.

Defendants' History of Disregard for the Interests of Dana's Shareholders
-------------------------------------------------------------------------

     42. Dana's directors, particularly Defendant Magliochetti, have long disregarded their obligations to Dana's shareholders. In fact, upon information and belief, not a single member of

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the Board attended the annual meeting of Dana's shareholders in April 2003, in breach of Defendants' fiduciary duties to protect and act in the best interests of Dana's shareholders.

     43. Worse, according to Dana's own attorney in this action, Defendant Magliochetti has not attended even one annual meeting of Dana's shareholders in his fifteen years with Dana. (See "Can Meetings Restore Trust," New York Times, May 11, 2003). Yet during that same period, upon information and belief, Defendant Magliochetti attended the shareholder meetings of the other companies for which he has served as a director, including BellSouth and CIGNA.

     44. Defendant Magliochetti's repeated failure to attend Dana's annual shareholder meetings evidences a blatant disregard for, and a wholesale failure to consider and protect the interests of, Dana's shareholders.

ArvinMeritor's Initial Proposal and Dana's Response
---------------------------------------------------

     45. Dana's Board, most especially Defendant Magliochetti, has acted with similar disregard for the interests of Dana's shareholders with respect to both ArvinMeritor's initial proposal for a business combination and Complainants' Tender Offer. From the start, despite the clear-cut, substantial economic benefits for Dana's shareholders and Dana's significant financial struggles in the hands of its current management, Dana and its Board improperly dismissed ArvinMeritor's proposal without sufficient consideration. This conduct is entirely inconsistent with the Board's fiduciary duty to protect the interests of Dana shareholders and to maximize shareholder value.

     46. On July 8, 2003, ArvinMeritor publicly announced its Tender Offer to acquire all of the outstanding shares of Dana for $15 per share in cash. ArvinMeritor had first conveyed its interest in acquiring Dana for $14 per share in cash to Defendant Magliochetti during a telephone conversation on June 4, 2003 (the "June 4, 2003 Conversation"), nearly five weeks earlier.

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     47. Defendant Magliochetti's reaction was immediate and adverse to Dana's shareholders. He simply refused to discuss ArvinMeritor's proposal. Instead, twice during the June 4, 2003 Conversation, Defendant Magliochetti stated emphatically that Dana was "not for sale."

     48. This rejection out of hand of ArvinMeritor's proposal was not based on consulting with the Board, any committees of the Board, any officers of Dana, or any legal counsel, public accountants, or other professionals or experts regarding ArvinMeritor's proposal. Accordingly, Defendant Magliochetti's rejection of ArvinMeritor's proposal during the June 4, 2003 Conversation constitutes a breach of his fiduciary duty to the Company's shareholders.

     49. Following Defendant Magliochetti's improper rejection of ArvinMeritor's proposal - without discussing any details with ArvinMeritor or consulting with the Board - on June 4, 2003, Mr. Yost sent a letter to Defendant Magliochetti (the "June 4, 2003 Letter") memorializing ArvinMeritor's proposal of June 4, 2003. The letter noted that the price offered by ArvinMeritor represented a premium of 45 percent over the closing price of Dana's common stock on June 3, 2003.

     50. The June 4, 2003 Letter also noted that, as an alternative to the proposal advanced earlier that day, ArvinMeritor was "prepared to consider a mix of cash and stock consideration if it will facilitate a transaction." The June 4, 2003 Letter further stated that "[i]f you are willing to work with us to consummate a transaction expeditiously, we may be prepared to analyze further whether a higher value is warranted."

     51. Finally, in the June 4, 2003 Letter, Mr. Yost indicated that "[i]f you or any of your directors have any questions about our proposal, please feel free to give me a call. I will make myself available at any time." At no time since ArvinMeritor first communicated its proposal,

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however, has Defendant Magliochetti or any member of Dana's Board called Mr.
Yost to raise questions about ArvinMeritor's proposal.

     52. On June 12, 2003, Defendant Magliochetti telephoned Mr. Yost (the "June 12, 2003 Conversation") to express that Dana was not interested in a business combination with ArvinMeritor. On June 12, 2003, Defendant Magliochetti also sent a letter (the "June 12, 2003 Letter") to ArvinMeritor stating that Dana did not have any interest whatsoever in pursuing a sale transaction with ArvinMeritor. Upon information and belief, Dana's Board failed to give the offer due consideration. Indeed, in violation of Defendants' fiduciary duties to act in good faith and in the best interests of Dana's shareholders, Dana refused to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor.

     53. The June 12, 2003 Letter also stated that Dana was aggressively pursuing a plan to maximize value for its shareholders. Upon information and belief, this statement was merely an after-the-fact rationalization for the failure of Dana's Board to give ArvinMeritor's proposal due consideration, as its fiduciary duties require.

     54. In addition, the June 12, 2003 Letter stated that Dana "[h]as been advised by able and experienced financial and legal advisors." Upon information and belief, any financial or legal advisors who reviewed ArvinMeritor's proposal were retained by Dana's Board specifically to justify and obscure the off-the-cuff decision that Defendant Magliochetti and the rest of Dana's Board already had made - the decision that Defendant Magliochetti expressed when Mr. Yost first contacted him about ArvinMeritor's proposal, and that he repeated during Dana's recent investor call (SEE para 74, INFRA) - That Dana was simply not for sale.

     55. On June 16, 2003, Mr. Yost sent a letter to Defendant Magliochetti and to Dana's Board (the "June 16, 2003 Letter") reiterating ArvinMeritor's serious interest in pursuing a

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transaction with Dana. The June 16, 2003 Letter stated that ArvinMeritor was
"flexible in considering a mix of cash and stock consideration if it will facilitate a transaction," and again noted that ArvinMeritor "may be prepared to analyze further whether a higher value is warranted." In addition, Mr. Yost further explained the significant benefits to both companies' shareholders of a merger between ArvinMeritor and Dana. As the letter noted,

     The combination of ArvinMeritor and Dana will create a stronger Tier One supplier company providing numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a more significant global enterprise. Together, ArvinMeritor and Dana will become a true industry leader with the strategic position that will allow us to better serve our customers, employees and shareholders....

     In addition to the compelling strategic fit of our respective product portfolios, a business combination of our two companies will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own. We believe these benefits will better position us to compete and succeed in the increasingly competitive automotive supply industry.

     (June 16, 2003 Letter).

In the meantime, long before that point, the holders of Dana stock who tender their shares in response to the Tender Offer will receive $15 per share in cash, which represents a substantial premium over the price of Dana's stock prior to the commencement of ArvinMeritor and Delta Acquisition Corp.'s Tender Offer.

     56. The June 16, 2003 Letter further indicated that ArvinMeritor was "ready to meet at a moment's notice." Yet again, in further derogation of its fiduciary duties, Dana's Board refused to meet with ArvinMeritor or even simply to discuss ArvinMeritor's proposal with ArvinMeritor by telephone.

     57. Dana's wholesale refusal to consider ArvinMeritor's proposal or to attempt to negotiate the terms of the deal clearly is inconsistent with the Board's fiduciary duty to protect

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the interests of Dana's shareholders. ArvinMeritor's proposal is available to all Dana shareholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature, and ArvinMeritor has made clear that it intends to acquire in a second-step merger, for the same price of $15 per share in cash, any shares not tendered in response to the Tender Offer. The Tender Offer provides Dana shareholders with the opportunity to realize a 56 percent premium over the closing price of their shares on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and a 25 percent premium over the closing price of their shares on July 7, 2003.

     58. Notwithstanding the fair and non-coercive nature of the Proposed Acquisition and Dana's impaired financial condition under its current management, on June 19, 2003 - only three days after Mr. Yost sent his second letter to Defendant Magliochetti - ArvinMeritor received a letter from Defendant Magliochetti (the "June 19, 2003 Letter") reiterating that Dana had "no interest whatsoever in pursuing a sale transaction with ArvinMeritor." Defendant Magliochetti's June 19, 2003 Letter further stated that "no other combination of our companies would be in the best interests of Dana's shareholders."

     59. In addition, despite ArvinMeritor's clear offer to negotiate the terms of the Proposed Acquisition, the June 19, 2003 Letter asserted that "any meeting or discussion as to a sale transaction or any other combination would not be productive." Upon information and belief, this knee-jerk reaction arose from the Board's impermissible attempt to entrench itself and Dana's current management at the expense, and to the detriment, of Dana's shareholders.

     60. Indeed, Dana's officers and directors have a great stake in preventing the Proposed Acquisition. Upon information and belief, Dana's directors awarded themselves, as well as the Company's officers, significant numbers of stock options in order to reap substantial

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personal gains at the expense of Dana's shareholders. Due to the mismanagement of the Company by the Board and Dana's officers, upon information and belief, the vast majority of those options are currently "under water" - the price at which they may be exercised is higher than Dana's stock price as of July 7, 2003 and the price per share of the Tender Offer. The Individual Defendants, upon information and belief, are acting to entrench themselves in an effort to hang on in the unfounded hope that, at some point, their options will have value, or that they will have time to issue themselves new options at a lower exercise price in order to enrich themselves. The Individual Defendants and Dana's management, upon information and belief, are simply unwilling to relinquish control and the ability to issue themselves new options, notwithstanding that relinquishing such control would be in the best interests of those who own the
Company: Dana's shareholders.

     61. ArvinMeritor intends, as soon as is practicable following consummation of the Tender Offer, to propose and seek to have Dana consummate the Proposed Acquisition. The purpose of the Proposed Acquisition is to acquire - at the same price of $15 per share - any Dana shares that are not tendered and purchased pursuant to the Tender Offer or otherwise.

ArvinMeritor's Tender Offer and Dana's Response
-----------------------------------------------

     62. Following the commencement of the Tender Offer, Defendants, most especial Defendant Magliochetti, further breached their fiduciary duties to Dana's shareholders by failing to properly consider the Tender Offer.

     63. On July 8, 2003, after ArvinMeritor and Delta Acquisition Corp. had commenced their Tender Offer, the Board met and "discussed the process for performing a thorough analysis of the anticipated tender offer when additional information became available." Yet surprisingly, the Board did not view a "thorough analysis" as including even one discussion with

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ArvinMeritor, even though ArvinMeritor could have provided the Board with whatever "additional information" it desired.

     64. On July 18, 2003, Dana's Board formed the Independent Committee for the purpose of reviewing and discussing matters relevant to the Board's response to the Offer. On the same day, notwithstanding the Board's prior representations that it had been consulting with "able and experienced advisors," including its legal advisor, Wachtell, Lipton, Rosen & Katz, about ArvinMeritor's initial proposal and the Offer, the Independent Committee retained Skadden, Arps, Slate, Meagher & Flom LLP as its special counsel. Because all members of the Board other than Defendant Magliochetti are independent directors, the Independent Committee was formed, upon information and belief, due to a significant conflict of interest among the Board members. Dana's (i) failure to disclose such a conflict; (ii) failure to explain the need to hire separate legal counsel at significant expense to Dana's shareholders; (iii) failure to explain the delay in forming the Independent Committee; and (iv) recommendation regarding the Tender Offer in the face of the apparent conflict between Dana's management and its independent directors constitute a breach of the Defendants' fiduciary duty to act in the best interest of Dana's shareholders.

     65. The Independent Committee was not formed until a full 10 days after ArvinMeritor and Delta Acquisition Corp. commenced their Tender Offer, more than six weeks after ArvinMeritor first approached Dana, and more than five weeks after the full Board, including Defendant Magliochetti, rebuffed ArvinMeritor's proposal and refused to meet with ArvinMeritor even once to discuss its proposal. In addition, the Independent Committee was not created until a mere four days before Dana recommended that its shareholders reject the Tender

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Offer. In any event, the Independent Committee's refusal to talk with
ArvinMeritor constitutes another breach of Defendants' fiduciary duties.

     66. Regardless of the Board's precise reason for forming the Independent Committee, the fact that it thought a separate committee was necessary - and that the Independent Committee then thought that retaining its own counsel was necessary - indicates that any process during the six weeks prior to July 18, 2003, when Defendant Magliochetti and the full Board were repeatedly rejecting ArvinMeritor initial proposal and refusing to talk even once with ArvinMeritor, was entirely suspect and deficient.

     67. Significantly, upon information and belief, the formation of the Independent Committee did not cleanse its members - fully nine of the eleven directors on Dana's Board - of the taint from the conflict under which they had labored for the previous six weeks.

     68. The Board formed the Independent Committee to, among other things, "consider and evaluate ... possible strategic alternatives" to the Tender Offer. Moreover, Dana's Board has acknowledged its obligation to consider "other business or strategic alternatives" to the Tender Offer and Dana's current business plan. Thus, despite ArvinMeritor's numerous attempts to negotiate with the Board regarding a business combination, and notwithstanding its express willingness to "consider whether a higher price is warranted" (SEE Letters from Mr. Yost to Defendant Magliochetti dated June 4 and June 16, 2003 and Letter from Mr. Yost to Defendant Hiner and the Independent Committee dated July 28,
2003), Dana's Board and the Independent Committee have refused even to discuss ArvinMeritor and Delta Acquisition Corp.'s Offer with ArvinMeritor, while apparently all the while exploring alternative deals. Against this backdrop, such a refusal on the part of the Board and the Independent Committee demonstrates patent disregard for Dana's shareholders and constitutes another significant breach of Defendants' fiduciary duties.

     69. Notwithstanding that it saw fit to retain separate legal counsel, upon information and belief, the Independent Committee has not hired its own financial advisor to assist it in considering ArvinMeritor and Delta Acquisition Corp.'s Offer. Instead, the Independent Committee has relied on the opinion of the very same investment bank, Deutsche Bank Securities Inc. ("Deutsche Bank"), that proposed to ArvinMeritor earlier this year a possible transaction for Dana shares at no more than $15 per share, the price that ArvinMeritor ultimately offered Dana's shareholders.

     70. Deutsche Bank presented its analyses to ArvinMeritor regarding a business combination with Dana, in which the offer price for Dana's shares would be "less than or equal to the [$15.00] Offer Price per Share...," only a few months ago, between February and April of this year.

     71. Nevertheless, Dana's Board and the Independent Committee relied on Deutsche Bank's financial analyses, presentations, and opinion in deciding to reject the Tender Offer. By relying on the financial advice of Deutsche Bank in rejecting the Offer, with full knowledge that Deutsche Bank previously had proposed to ArvinMeritor a possible transaction with Dana at no more than $15 per share - the price that ArvinMeritor ultimately offered Dana's shareholders, the Board and the Independent Committee failed to properly consider the Tender Offer and breached their fiduciary duties to Dana's shareholders.

     72. In connection with the Offer and the Proposed Acquisition, Dana's Board retained Goldman Sachs in addition to Deutsche Bank and Credit Suisse First Boston LLC ("Credit Suisse First Boston"). Upon information and belief, neither Dana's Board nor the Independent

Committee has sought or received an opinion from Goldman Sachs regarding the Offer. In light of Deutsche Bank's previous proposal to ArvinMeritor for a possible transaction for Dana shares for no more than $15 per share - the price that ArvinMeritor ultimately offered Dana's shareholders, the Board and the Independent Committee's failure to obtain an opinion from Goldman Sachs constitutes an egregious breach of its fiduciary duty to Dana's shareholders.

     73. Notwithstanding the significant benefits of the Tender Offer to Dana's shareholders, on July 22, 2003, Dana submitted to the SEC certain regulatory filings which recommended that Dana's shareholders decline to tender their shares in response to the Offer.

     74. Significantly, during Dana's July 23, 2003 public earnings call, Defendant Magliochetti announced that there was effectively no share price that ArvinMeritor could offer that would lead Dana to consider discussing a possible business combination with ArvinMeritor:

     Questioner: . . . Is there a reasonable price at which you think you would allow ArvinMeritor to look at your books or is it just such a non-sensible combination in your opinion that it doesn't make sense for them to look at your books?

     Magliochetti: If someone came to your home, knocked on the door and said I would like to buy your house at a price that's less than the market with no financing and, you know, there's a possibility that it could never occur. Why would you even bother to extend the effort in the conversation?

     Questioner: So I take that as a no?

     Magliochetti: Absolutely.

     (July 23, 2003 Dana Earnings Call.)

     75. In so stating, Defendant Magliochetti admitted to a flagrant breach of the fiduciary duties that he, the Board, and the Independent Committee owe to Dana's shareholders. Specifically, Defendant Magliochetti's statement reflects that he and the rest of Defendants wish to ensure that Dana is not sold under any circumstances to ArvinMeritor. Defendant

Magliochetti's statement to the market on July 23, 2003 also indicates that Defendants never properly considered ArvinMeritor's proposal and Complainants' Tender Offer.

     76. On July 28, 2003, Mr. Yost sent a letter to the Independent Committee stating that ArvinMeritor would like to "meet with ... the Committee to discuss [ArvinMeritor and Delta Acquisition Corp.'s] all cash offer that will provide [Dana's] shareowners with the opportunity to realize significant value without bearing the risks of Dana's long-term serial restructuring efforts." Mr. Yost noted his confidence that if the Independent Committee and its advisors met with ArvinMeritor, ArvinMeritor could resolve their concerns about the Proposed Acquisition. Mr. Yost further stated that "As I have expressed several times before, if Dana is willing to work with us to consummate a transaction, we are prepared to analyze further whether a higher value is warranted. In addition, we are flexible in considering a mix of cash and stock if it will facilitate a transaction."

     77. Nevertheless, on July 30, 2003, Defendant Hiner, the Chairman of the Independent Committee, and Defendant Magliochetti sent a letter to Mr. Yost stating that the Independent Committee "ha[s] no desire to enter into discussions with [ArvinMeritor] about an offer that we have already concluded is inadequate."

Dana's Rights Plan
------------------

     78. The Proposed Acquisition cannot be consummated unless Defendants voluntarily or by direction of the Court - remove or render inapplicable Dana's antitakeover devices, including Dana's shareholder rights plan (the "Rights Plan" or "Poison Pill").

     79. On April 25, 1996, the Company adopted its Rights Plan pursuant to a Rights Agreement (the "Rights Agreement") with Chemical Mellon Shareholder Services, L.L.C. (the predecessor in interest to Bank of New York). The term of the Rights Plan extends until July 25, 2006.

     80. On April 15, 1996, the Company's Board declared a dividend of one preferred share purchase right (the "Right") for each outstanding share of common stock, par value $1 per share, of the Company. The dividend became payable on July 25, 1996 to the shareholders of record on that date.

     81. The primary purpose of the Rights Plan is to allow the holders of the Rights, under certain circumstances, to purchase shares of Dana's common stock at a deep discount. In this way, the Rights Plan enables the holders of the Rights to dilute the interests in Dana of a person or group of affiliated or associated persons (an "Acquiring Person") who has acquired, obtained the right to acquire, or commenced or announced an intention to commence a tender offer or exchange offer for, 15 percent or more of the outstanding shares of Dana's common stock.

     82. Each Right entitles the holder, except for the Acquiring Person, to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), at a price of $110 per one one-thousandth of a Preferred Share, subject to adjustment (the "Purchase Price"). The Rights do not become exercisable, and separate certificates representing the rights (the "Rights Certificates") are not distributed, unless and until the earlier to occur of:

          a) ten days after a public announcement or notice to the Company that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of common stock of the Company (the
               "Share Acquisition Date"); or

          b) ten business days (or such later date as may be determined by action of the Board prior to such time a person becomes an Acquiring Person) after the commencement of, or the announcement of an intention to make, a tender offer or exchange offer for 15 percent or more of the outstanding shares of the Company's common stock.

     83. The Rights do not have any economic value until the occurrence of a "Flip-In Event" or a "Flip-Over Event." A Flip-In Event occurs if and when a holder of Dana stock becomes an Acquiring Person. At that point, all Rights other than those held by the Acquiring Person "flip-in" and become discount rights which entitle the holders to purchase Dana common stock at a steep discount, thereby diluting the interests of the Acquiring Person. Specifically, each right that "flips-in" becomes exercisable for shares of the Company's common stock with a value equal to twice the Right's exercise price. Thus, for the exercise price of $110, the holder of a Right other than an Acquiring Person may purchase Dana common stock having a market value of $220 - a 50 percent discount to market price.

     84. If and when Dana engages m a merger or a sale of 50 percent or more of its assets (a "Flip-Over Event"), the Rights then "flip-over." Following a Flip-Over Event, each holder of the Rights - other than the Acquiring Person - will be entitled to receive shares of the acquiring company. In particular, upon exercising the Rights at their then-current exercise price, the holders will be entitled to receive that number of shares of common stock of the acquiring company with a market value, at the time of such event, of twice the exercise price of the Right.

In this way, the Company's shareholders come to significantly dilute the percentage of the acquiror's stock that the acquiror's original stockholders held.

     85. On July 11, 2003, the Board took action to postpone the date on which the Rights Certificates will be distributed until the earlier to occur of:

         a) ten days after the Share Acquisition Date; or

         b) such date as may be subsequently determined by the Board.

     86. The existence of the Rights has the practical effect of precluding ArvinMeritor from consummating the Tender Offer, regardless of the extent to which Dana's shareholders wish to sell their shares pursuant to the Tender Offer. ArvinMeritor believes that the Board's failure to redeem the Rights, insofar as the Rights subvert the wishes of the Company's shareholders to those of the Board and deny the shareholders the opportunity to accept the Tender Offer, constitutes a breach of fiduciary duties on the part of the Board.

     87. Any amendment of the Rights Agreement to further hinder and/or delay consummation of the Proposed Acquisition, which the Board may effect without the approval of the holders of the Rights, would constitute a further breach of the Board's fiduciary duties to Dana's shareholders.

     88. Dana's Board also has the power to redeem the Rights, at a redemption price of $0.01 per Right, at any time before an Acquiring Person acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock.

     89. In light of the fair and non-coercive nature of the Tender Offer, the substantial premium that ArvinMeritor is offering to the Company's shareholders and the fiduciary obligations of the Individual Defendants to Dana's shareholders, Dana's Board should redeem the Rights as described above.

     90. Unless the Board redeems the Rights, ArvinMeritor's acceptance of shares tendered pursuant to its Tender Offer (i) will result in it becoming an Acquiring Person, (ii) will make the Rights exercisable for shares of Dana's common stock at a discount of 50 percent of their market value, (iii) will make the Tender Offer economically infeasible for ArvinMeritor to accomplish, and
(iv) will deprive Dana's shareholders of the ability to benefit from the Proposed Acquisition.

                                     COUNT I

                 (Breach of Fiduciary Duty; Failure to Negotiate;
           Violation of Virginia Stock Corporation Act ("VSCA")ss.690)
           -----------------------------------------------------------

     91. ArvinMeritor and Delta Acquisition Corp. repeat and reallege each and every allegation set forth in paragraphs 1 through 90 as if fully set forth herein.

     92. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

     93. In light of the superior value offered to Dana shareholders by the Proposed Acquisition, there is no legitimate reason for the Dana Board and the Independent Committee to refuse to meet with ArvinMeritor or even to discuss ArvinMeritor and Delta Acquisition Corp.'s Offer with ArvinMeritor. The Board's failure to discuss the details of ArvinMeritor's initial proposal with ArvinMeritor and to negotiate or even meet with ArvinMeritor, and the Board and the Independent Committee's failure to discuss Complainants' Offer with ArvinMeritor and to negotiate or even meet with ArvinMeritor, deprives Dana's shareholders of the opportunity to sell their Dana shares at the premium price offered by the Proposed Acquisition, and accordingly, to maximize their wealth.

     94. The Board and the Independent Committee's failure to negotiate has no economic justification, serves no legitimate purpose, and is an unreasonable response to the Proposed Acquisition, which poses no threat to the interests of Dana's shareholders.

     95. Defendants' improper consideration and evaluation of ArvinMeritor's proposal and Complainants' Tender Offer, along with Defendant Magliochetti's admission that no price offered by ArvinMeritor for Dana's shares would bring Dana to the negotiating table, demonstrate that any alleged consideration by the Board of the proposal or Tender Offer, and any alleged consideration by the Independent Committee of the Tender Offer, served solely to create a pretext that the Board and Defendant Magliochetti were exercising their fiduciary duties to Dana's shareholders. In fact, Defendant Magliochetti and the Board never properly considered ArvinMeritor's combination proposal, and the Board and the Independent Committee never properly considered Complainants' Tender Offer, because they had already decided that Dana was not for sale. As such, Defendants' actions are in breach of their fiduciary duties to Dana's shareholders.

     96. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT II
                (Breach of Fiduciary Duty, Conflict of Interest,
                      Violation of VSCA ss.ss.CA 690, 691)
                ------------------------------------------------

     97. ArvinMeritor and Delta Acquisition Corp. repeat and reallege each and every allegation set forth in paragraphs 1 through 96 as if fully set forth herein.

     98. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

     99. Pursuant to these duties, Defendants must ensure that no conflict exists between Defendants' own interests and those of Dana's shareholders, or, if such a conflict exists, to ensure that such a conflict is resolved in favor of the Company's shareholders.

     100. In light of the value offered to Dana shareholders by the Proposed Acquisition, there was no legitimate reason for the Board to refuse to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor, and there is no legitimate reason now for the Board and the Independent Committee to refuse to meet with ArvinMeritor or even to discuss Complainants' Offer with ArvinMeritor. Defendants' failure to discuss the details of the proposed business combination with ArvinMeritor and to negotiate or even meet with ArvinMeritor deprives Dana's shareholders of the opportunity to sell their Dana shares at the premium price offered by the Proposed Acquisition, and accordingly, to maximize their wealth.

     101. Defendants' failure to negotiate is due to their personal interest in entrenching themselves in the unfounded hope that, at some point their options that are currently under water will have value, or, in the alternative, that they will have time to issue themselves new options at a lower exercise price in order to enrich themselves. This failure to negotiate is in breach of Defendants' fiduciary duties to Dana's shareholders.

     102. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT III

               (Breach of Fiduciary Duly, Conflict of Interests;
                      Violation of VSCA ss.ss. 690, 691)
               -------------------------------------------------

     103. ArvinMeritor and Delta Acquisition Corp. repeat and reallege each and every allegation set forth in paragraphs 1 through 102 as if fully set forth herein.

     104. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

     105. Pursuant to these duties, Defendants must ensure that no conflict exists between Defendants' own interests and those of Dana's shareholders, or, if such a conflict exists, to ensure that such a conflict is resolved in favor of the Company's shareholders.

     106. The Independent Committee was not formed until a full 10 days after ArvinMeritor and Delta Acquisition Corp. commenced their Tender Offer, and more than six weeks after ArvinMeritor first approached Dana. In addition, the Independent Committee was not created until a mere four days before Dana recommended that its shareholders reject the Tender Offer.

     107. On the same day it was formed, the Independent Committee retained Skadden, Arps, Slate, Meagher & Flom, LLP as special counsel to the Independent Committee. Under the circumstances presented here, in which nearly the entire Board - nine of its 11 members, and fully 10 of its 11 members if Defendant Senderos' potential conflict is not counted - already consists of disinterested directors, it is unusual for a board committee to incur the substantial additional expense of retaining separate counsel absent a significant conflict between certain members of the board and the company.

     108. Regardless of the Board's precise reason for forming the Independent Committee, the fact that it thought a separate committee was necessary - and that the Independent Committee then thought that retaining its own counsel was necessary - indicates that any process.; during the six weeks prior to July 18, 2003, when Defendant Magliochetti and the full Board were repeatedly rejecting ArvinMeritor's initial proposal and refusing to talk even once with ArvinMeritor, was entirely suspect and deficient.

     109. In light of the significant conflict between members of the Board and the Company, there was no legitimate reason for the Board to delay in forming the Independent Committee. Such a delay constitutes a breach of Defendants' fiduciary duties to Dana's shareholders.

     110. Moreover upon information and belief the formation of the Independent Committee did not cleanse its members - fully nine of the eleven directors on Dana's Board - of the taint from the conflict under which they had labored for the previous six weeks.

     111. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT IV
                 (Breach of Fiduciary Duty, Unwarranted Reliance
                    on An Advisor, Violation of VSCA ss. 690)
                 -----------------------------------------------

     112. ArvinMeritor and Delta Acquisition Corp. repeat and reallege each and every allegation set forth in paragraphs 1 through 111 as if fully set forth herein.

     113. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

     114. In light of these duties, reliance on the analyses, presentations, opinions, or advice of any advisor in the face of knowledge or information that such reliance is unwarranted constitutes a breach of fiduciary duty.

     115. The Board and the Independent Committee's reliance on the analyses, presentations, opinion, and/or advice of Deutsche Bank in recommending that Dana's shareholders reject the Tender Offer, notwithstanding their full awareness of Deutsche Bank's earlier advice to ArvinMeritor which contradicts and undercuts the opinion it provided to Dana, constitutes a violation of Defendants' fiduciary duties.

     116. Arvin Meritor and Delta Acquisition Corp. have no adequate remedy at law.

                                     COUNT V
             (Breach of Fiduciary Duty; Failure to Obtain an Opinion
               From a Financial Advisor; Violation of VSCA ss. 690)
             -------------------------------------------------------

     117. ArvinMeritor and Delta Acquisition Corp. repeat and reallege each and every allegation set forth in paragraphs 1 through 116 as if fully set forth herein.

     118. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

     119. In light of these duties, the Independent Committee's failure to obtain an opinion from a separately-retained financial advisor constitutes a breach of fiduciary duty.

     120. Moreover, in light of Deutsche Bank's previous proposal to ArvinMeritor for a possible transaction for Dana shares at no more than $15 per share - the price that ArvinMeritor ultimately offered Dana's shareholders, the failure of Dana's Board and the Independent Committee to obtain an opinion regarding the Offer from Goldman Sachs - a third financial advisor retained at significant expense to Dana's shareholders - constitutes a breach of the fiduciary duties owed to Dana's shareholders.

     121. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT VI
                   (Breach of Fiduciary Duty; the Rights Plan)
                   -------------------------------------------

     122. ArvinMeritor and Delta Acquisition Corp. repeat and reallege each and every allegation set forth in paragraphs 1 through 121 as if fully set forth herein.

     123. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

     124. In light of the superior value offered to Dana shareholders by the Proposed Acquisition, there is no legitimate reason for Defendants to retain the Rights Plan. Defendants' failure to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is an unreasonable response to the Proposed Acquisition, which poses no threat to the interests of Dana's shareholders. As such, this failure of Defendants constitutes a breach of their fiduciary duties to Dana's shareholders.

     125. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                   COUNT VII
           (Declaratory and Injunctive Relief; Anti-Takeover Devices)
           ----------------------------------------------------------

     126. ArvinMeritor and Delta Acquisition Corp. repeat and reallege each and every allegation set forth in paragraphs 1 through 125 as if fully set forth herein.

     127. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

     128. The Tender Offer is non-coercive and non-discriminatory. It is fair to Dana's shareholders and represents a substantial premium over the market price of Dana common stock.

     129. Adoption of any defensive measures by Defendants against the Proposed Acquisition, or of any measure that would prevent a future board of directors from exercising its fiduciary duties - including, but not limited to, amendments to the Rights Plan, amendments to Dana's Bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control - would itself constitute a breach of the fiduciary duties owed to Dana's shareholders and should be enjoined.

     130. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                               PRAYER FOR RELIEF
                               -----------------


          WHEREFORE, ArvinMeritor and Delta Acquisition Corp. respectfully request that this Court:

     a) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by refusing to negotiate and even to meet with ArvinMeritor;

     b) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by failing to resolve all conflicts of interest in favor of the Company's shareholders;

     c) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by failing to address, prior to July 18, 2003, the conflict that led the Board to form the Independent Committee, led the Independent
          Committee to retain its own counsel, and tainted the members of the Independent Committee;

     d) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by relying on the analyses, presentations, opinion, and/or advice of Deutsche Bank notwithstanding Deutsche Bank's earlier proposal to ArvinMeritor for a possible transaction for Dana shares at no more than $15 per share - the price of the Offer, of which Defendants were fully aware;

     e) declare that the members of the Independent Committee have breached their fiduciary obligations by failing to retain, and to obtain an opinion from, a separate financial advisor;

     f) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by failing to obtain an opinion from Goldman Sachs regarding the Offer;

     g) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by failing to properly consider the proposal for a business combination and Tender Offer.

     h) enjoin Dana, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect to the Rights Plan, including, but not limited to, adopting any other Rights Plan, designed to impede, or that has the effect of impeding, the Tender Offer or the efforts of ArvinMeritor to acquire control of Dana, in violation of their respective fiduciary duties to Dana's shareholders.

     i) enjoin Defendants from adopting any further measure that has the effect of improperly impeding, thwarting, frustrating or interfering with the Proposed Acquisition in a manner inconsistent with their fiduciary duties;

     j) enjoin Defendants from taking any action to delay, impede, postpone or thwart the voting or other rights of Dana's shareholders;

     k) award ArvinMeritor and Delta Acquisition Corp. their costs and disbursements in connection with the Tender Offer, including reasonable attorneys' and financial advisor fees, which ArvinMeritor and Delta Acquisition Corp. would not have been forced to commence if Defendants had not improperly rejected ArvinMeritor's initial proposal;

     1) award ArvinMeritor and Delta Acquisition Corp. their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

     m) grant ArvinMeritor and Delta Acquisition Corp. such other and further relief as this Court may deem just and proper.

                                        ARVINMERITOR, INC.
                                        and
                                        DELTA ACQUISITION CORP.


                                        By  /s/
                                            -----------------------------------
                                                   Of Counsel


William B. Poff (VSB #03477)
Michael F. Urbanski (VSB #20700)
James R. Creekmore (VSB 436246)
Woods, Rogers & Hazlegrove, PLC
10 S. Jefferson Street, Suite 1400
P. 0. Box 14125
Roanoke, VA  24038-4125

Wesley G. Howell
Adam H. Offenhartz
Jennifer H. Rearden

Gibson, Dunn & Crutcher LLP
200 Park Avenue, 47th Floor
New York, NY  10166-0193

                Counsel for Plaintiffs